Exhibit (d)(3)

Execution Version

OVERSEAS SHIPHOLDING GROUP, INC.

May 19, 2024

Patrick J. O’Halloran

302 Knights Run Avenue

Suite 1200

Tampa, FL 33602

RE:	Employment Terms

Dear Mr. O’Halloran:

As you know, Overseas Shipholding Group, Inc. (“OSG”), is contemplating entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Saltchuk Resources, Inc. (“Saltchuk”), and a wholly owned subsidiary of Saltchuk (“Saltchuk Subsidiary”), whereby Saltchuk will acquire all of the outstanding equity securities of OSG by means of a tender offer by the Saltchuk Subsidiary (the “Tender Offer”) followed by a merger of the Saltchuk Subsidiary with and into OSG (the “Merger”).

Saltchuk intends to engage in good-faith discussions with you regarding the terms and conditions of your continuing employment, including your post-closing compensation package. In order to facilitate these negotiations, you agree, via your signature to this letter agreement, that the following will not, individually or in the aggregate, constitute “Good Reason” pursuant to Section 4(e) of your employment agreement with OSG (your “Employment Agreement”): (x) the mere consummation of the Tender Offer and/or the Merger, or (y) any change in your employment duties and responsibilities that reasonably result from the fact that OSG will, by reason of the Tender Offer and the Merger, cease to be publicly traded. Nothing in this letter constitutes a waiver of any other rights or entitlements that you may have under your Employment Agreement or otherwise, including any rights that you may have to claim “Good Reason” due to the occurrence of any other facts, circumstances, or events either before or after the date of this letter agreement.

As an inducement for you to provide the waiver described above, Saltchuk agrees to the following:

●	Beginning promptly after the date hereof, Saltchuk will in good faith negotiate with you the terms of a new employment agreement between you, OSG and Saltchuk (a “New Employment Agreement”) that provides for (x) compensation and benefits opportunities that are consistent in all respects with Saltchuk’s employee-related obligations under the Merger Agreement, and (y) long-term incentive opportunities that provide substantially equivalent value as your annual long-term equity-based compensation opportunities granted to you in 2024 (both as to annual target grant date award value as well as opportunity for upside based on business performance, adjusted to reflect the fact that the Company is no longer publicly traded).

If OSG and Saltchuk fail to enter into a New Employment Agreement with you prior to the 60th day following the consummation of the Merger (or such later date to which you and Saltchuk may agree), all of your then-outstanding rights to cash payments in respect of your OSG time- and performance-based restricted stock units (i.e., “Target Cash Awards” as defined in the Merger Agreement) will be accelerated and paid in full promptly thereafter, with performance-based awards paid assuming performance achievement at target (100%), and if you are so paid in full in accordance with the foregoing, you will not be entitled to any other severance benefits (including cash severance benefits under your Employment Agreement).

As an additional inducement to provide the waiver and in recognition of your contribution to the transactions contemplated by the Merger Agreement, subject to your continued employment with the Company through the consummation of the Merger, you will be entitled to receive a transaction bonus equal to $125,000, less applicable withholdings and deductions, paid in a single lump sum on or as soon as reasonably practicable following the consummation of the Merger.

Please sign below to indicate your agreement to the foregoing. Except as provided above, the terms of your Employment Agreement will remain in full force and effect, and your rights under your Employment Agreement will not be affected by the limited waiver set forth above. If the closing of the Merger does not occur for any reason, this letter agreement will be null and void ab initio.

Sincerely,

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/ Samuel H. Norton
Name:	Samuel H. Norton
Title:	Chief Executive Officer and President

SALTCHUK RESOURCES, INC.

By:	/s/ Colleen Rosas
Name:	Colleen Rosas
Title:	SVP, Human Resources

ACCEPTED AND AGREED:

By:	/s/ Patrick J. O’Halloran
Name:	Patrick J. O’Halloran
Date:	May 19, 2024

[Signature Page – Good Reason Waiver]